EXHIBIT 99.1

News for Immediate Release

Electrovaya Announces Estimated Preliminary Unaudited Q4 FY2025 Revenues at $20 million 1 and Full Year FY2025 Revenue at $64 million 1

Preliminary unaudited results indicate record quarterly and annual revenue, beating internal guidance by over 5% and representing approximately 43% annual growth

Deliveries in the quarter included core material handling battery system products in addition to initial deliveries of robotic battery products

Toronto, Ontario – October 6, 2025 –   Electrovaya Inc. (“Electrovaya” or the “Company”) (Nasdaq: ELVA, TSX: ELVA), a lithium-ion battery technology and manufacturing company, today announced its preliminary unaudited revenue for the Quarter (“Q4”) and Fiscal Year (“FY”) ending 30th September 2025. All figures in this update are expressed in US dollars.

Q4 FY2025 Revenue Estimate

The Company estimates the revenue for the quarter ended September 30th, 2025, exceeded $20 million1, representing a quarterly record for the Company with approximately 72% year over year growth. This revenue was mostly derived from deliveries of battery systems for the material handling sector but also included deliveries of battery modules for a major construction vehicle OEM in Japan and multiple robotic application customers.

Full Year FY2025 Revenue Estimate

The Company estimates the revenue for the year ended September 30th, 2025, was approximately $64 million 1, representing an annual record for the Company with approximately 43% year over year growth.

Electrovaya expects to release its full audited financial statements for fiscal 2025 in the first half of December 2025 and each of these items will be described in further detail.

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The preliminary results set forth above are based on an initial review of the Company's operations for the quarter and year ended September 30, 2025, and are subject to change. Actual results could differ from these preliminary results following the completion of year-end closing procedures, final adjustments that may result from the completion of the audit of the Company's financial statements and other developments arising between now and the time that the Company's financial results are finalized, and such changes could be material. The Company's expectations with respect to its unaudited results for the fiscal year ended September 30, 2025, are based upon management estimates and are the responsibility of management. The Company's independent registered public accounting firm has not audited, reviewed or performed any procedures with respect to these preliminary results and, accordingly, does not express an opinion or any other form of assurance about them. While the Company believes there is a reasonable basis for these preliminary financial results, the results involve known and unknown risks and uncertainties that may cause actual results to differ materially. These preliminary fiscal results represent forward-looking information. See "Forward Looking Information".

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Investor and Media Contact:

Jason Roy

VP, Corporate Development and Investor Relations

Electrovaya Inc.

905-855-4618 / jroy@electrovaya.com

About Electrovaya Inc.

Electrovaya Inc. (NASDAQ: ELVA) (TSX: ELVA) is a pioneering leader in the global energy transformation, focused on contributing to the prevention of climate change by supplying safe and long-lasting lithium-ion batteries. The Company has extensive IP and designs, develops and manufactures proprietary lithium-ion batteries and battery systems for energy storage and heavy duty electric vehicles based on its Infinity Battery Technology Platform. This technology offers enhanced safety and industry leading battery longevity. The Company is also developing next generation solid state battery technology at its Labs division. Headquartered in Ontario, Canada, Electrovaya has two operating sites in Canada and has acquired a 52-acre site with a 135,000 square foot manufacturing facility in New York state for its planned gigafactory. To learn more about Electrovaya, please explore www.electrovaya.com.

Forward-Looking Statements

This press release contains forward-looking statements relating to announcements regarding cell performance, cycle life, longevity, projected performance, extrapolated cycle life, energy density, relative performance compared to competitors, planned production in Jamestown New York, ability to start production in Jamestown in the expected timeframe, unaudited revenue for the quarter and fiscal year ended September 30th 2025,  cell performance, safety, cost of ownership, life cycle cost, and can generally be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”, "possible", “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “objective”, “seed”, “growing” and “continue” (or the negative thereof) and words and expressions of similar import. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors and assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Statements with respect to solid state batteries, battery technologies and production roadmaps, are based on an assumption that the Company’s customers and users will deploy its products in accordance with communicated intentions, and the Company has investment capital to deploy. Important factors that could cause actual results to differ materially from expectations include but are not limited to macroeconomic effects on the Company and its business and on the Company’s customers, including inflation and tightening credit availability due to systemic bank risk, economic conditions generally and their effect on consumer demand and capital availability, labour shortages, supply chain constraints, the potential effect of health based restrictions in Canada, the US and internationally on the Company’s ability to produce and deliver products, and on its customers’ and end users’ demand for and use of products, which effects are not predictable and may be affected by additional regional outbreaks and variants, and other factors which may cause disruptions in the Company’s supply chain and Company’s capability to deliver and develop its products. Additional information about material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in the Company’s Annual Information Form for the year ended September 30, 2024 under “Risk Factors”, and in the Company’s most recent annual Management’s Discussion and Analysis under “Qualitative And Quantitative Disclosures about Risk and Uncertainties” as well as in other public disclosure documents filed with Canadian securities regulatory authorities. The Company does not undertake any obligation to update publicly or to revise any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except as required by law.

The preliminary unaudited revenue for the periods described herein constitute future‐oriented financial information and financial outlooks (collectively, “FOFI”), and generally, is, without limitation, based on the assumptions and subject to the risks set out above under “Forward‐Looking Statements”. Although management believes such assumptions to be reasonable, a number of such assumptions are beyond the Company’s control and there can be no assurance that the assumptions made in preparing the FOFI will prove accurate. FOFI is provided for the purpose of providing information about management’s current expectations and plans relating to the Company’s future performance and may not be appropriate for other purposes.

The FOFI does not purport to present the Company’s financial condition in accordance with IFRS, and it is expected that there may be differences between audited results and preliminary results, and the differences may be material. The inclusion of the FOFI in this news release disclosure should not be regarded as an indication that the Company considers the FOFI to be a reliable prediction of future events, and the FOFI should not be relied upon as such.

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